 ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2011

Introduction

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of November 14, 2011.  The MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden as at September 30, 2011, and for the three and nine months ended September 30, 2011 and 2010, and the related notes attached therto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management is responsible for the preparation and integrity of the consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

Forward Looking Statements

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Drilling is underway at the Tuligtic project;
•	Drill programs are planned for the Willow and El Cobre properties;
•	The Company expects exploration work to be carried out by an optionee on the Caldera, Yago and Merit properties;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses the future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

Additional Information

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at http://www.almadenminerals.com.

Highlights
The management team at Almaden is encouraged by the recent results of Almaden’s exploration efforts and the following are the highlights of those results to the date of this MD&A:

•	Mexico projects:
o
Ixtaca (part of the Tuligtic property) – Since the discovery hole announced in August 2010, the Company has announced results from 67 drill holes which have demonstrated continuity of the Ixtaca Zone and has identified a new zone, Ixtaca North.

o	El Cobre permits were acquired for a drilling program now anticipated to start in the spring of 2012.
o	Caballo Blanco – Almaden completed the sale of the Caballo Blanco project to Goldgroup Mining Inc. on October 14, 2011.
o	Caldera – Optionee Windstorm completed a drilling program in May 2011.
o	Almaden negotiated an option agreement with G4G Resources Ltd. who can earn up to a 60% interest in the Company’s Yago project (pending exchange approval).
•	Nevada projects:
o	Willow – in 2011, the Company completed a TITAN 24 geophysical survey and plans a 2012 drill program.
o	BP – The Company completed a soil sampling program the results of which are pending. Further surface work is planned for 2012 to define targets for drilling.
•	Canadian projects:
o	Elk - Almaden completed the sale of the Elk project to Gold Mountain Mining Corporation (formerly Beanstalk Capital) on July 26, 2011.
o	Merit – drilling is now planned for 2012.

Outlook

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next few years. Almaden has set significant milestones for 2012 including the following:

•	Mexican projects:
o	Ixtaca – The Company is planning a budget for an expanded 2012 exploration drilling program.
o	El Cobre –The Company plans a 5,000-meter exploration drill program in 2012.
o	Others – advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.
•	Nevada projects:
o	Willow – a first stage drill program is planned in 2012 to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.
o	Paradise East – further target definition work for a possible 2012 drill program.
o	BP – geophysical and geochemical exploration program in 2012 to define targets for drilling.
•	Canadian projects:
o	Merit – drilling is expected in 2012.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE Amex under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The Company has assembled mineral exploration projects, including Ixtaca (Tuligtic), through its grass roots exploration efforts. While the properties are largely at early stages of development, they provide opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently four projects (Caldera, Matehuapil, Yago and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 1.5%-2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means, the Company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the Company were to have developed these projects without a partner. The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal Markets

Many commodity prices have risen over the last decade and during the current economic climate, and precious metal prices are no exception.  For base metals, this appears to have been related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to economic conditions around the world and how these might affect costs, profits and personal savings. These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

Merger and acquisition activity in large organizations appears to have slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In recent times, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed and seeking to acquire advanced properties acquired many of these rather than conduct grassroots exploration.  As a result, there have been fewer such properties available at times when there has been an appetite to finance such properties. The result is a dearth of grassroots exploration and a severe lack of new projects entering the exploration pipeline.

The uncertain times have led to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  In Canada, they are also lobbying for legislation that would authorize the federal government to investigate alleged bad behavior by mining companies in other countries. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  While there is a current interest by the investment community in high potential gold and silver projects, this also seems a good time for assembly of promising base metal projects in anticipation of increasing demand and prices.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from Almaden’s website (http://www.almadenminerals.com).

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, Mexico, was acquired by staking in 2002 following prospecting work carried out by the company in the area. Since that time Almaden has optioned the property to three separate partners, all of whom have relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The property is 100% owned by Almaden.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico. Almaden has several other projects staked along this trend.

Recent Updates

The Company started a three-hole drill program in late June 2010 to test the epithermal precious metal prospect on the property.  This area lies roughly two kilometers southwest of the previously drilled porphyry zone. This program was completed in early August 2010 after which it was suspended until all results were received.

After making the discovery at the Ixtaca zone in August 2010, the Company immediately implemented an aggressive drill program and announced (up to news release of November 8, 2011) results from a total of 67 holes.  These results have demonstrated continuity and show the Ixtaca Zone to be open.  The drilling has also identified a new zone, Ixtaca North.

During the nine months ended September 30, 2011, the Company incurred $3,625,371 of exploration costs, primarily on drilling, geochemistry and professional/technical services.

Upcoming / Outlook

The goal for 2012 at Almaden is to continue outlining the potential of the Ixtaca Zone and Ixtaca North Zones.  Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  This program will be funded and managed by the Company.

Caballo Blanco / El Cobre – Mexico

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”). The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration for Almaden’s 30% interest in Caballo Blanco, Goldgroup paid to Almaden a cash consideration of US$2,500,000 and issued to Almaden 7,000,000 of its common shares.  An additional 7,000,000 of its common shares will be issued to Almaden under the following conditions:  1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project, 2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold, 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold and 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.  The aforementioned Goldgroup shares to be issued subject to certain statutory and agreed to hold periods.

Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns 100% interest in the El Cobre property.

Location and Ownership

The 100% owned (subject to a 0.5% NSR) El Cobre project is located adjacent to the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The now 100% Almaden owned El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and past partners along this strike length has returned significant copper and gold values. The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile. Almaden plans to commence an exploration program on the El Cobre project immediately which will include a TITAN 24 CSAMT-IP geophysical survey of the property which it is hoped will identify where to focus future deeper drilling now likely to commence in early 2012. Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for $US1,500,000.  During the nine months ended September 30, 2011, the Company incurred a total of $49,836 of exploration costs on the El Cobre property.

Upcoming / Outlook

Almaden will continue with its 5,000-meter exploration drill program at El Cobre and Goldgroup will continue with its planned 30,000-meter exploration drill program at the Caballo Blanco project.  Results are expected in 2012.

Elk – B.C., Canada

On February 15, 2011, the Company entered into an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) (formerly Beanstalk Capital Inc.) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the project. Under the terms of the Agreement, Almaden received 37 million common shares of Gold Mountain. Closing of the transaction was completed on July 26, 2011. As part of the Transaction, Almaden assigned and sold 8.25 million common shares of Gold Mountain at $0.355 per share to raise gross proceeds of $2,928,750 and now holds 28.75 million common shares of Gold Mountain.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) became Directors of Gold Mountain.

ATW – NWT, Canada
 66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

A review of previous geophysical anomalies was completed which selected drilling targets.  A diamond drill program in March 2009 tested nine targets, none of which were kimberlite.  Several claims were surveyed and brought to lease and a further bathymetric survey carried out.  A short drill program was conducted during the period.  No kimberlite bodies were detected.

The 2011 JV exploration program at ATW is designed to find the source area of an indicator mineral train which the Company interprets to represent the debris from a kimberlite. The Company hopes the results of the program will help define the source area for future drilling.  (See Almaden’s press release on February 14, 2011.)  During the nine months ended September 30, 2011, $302,374 was spent on exploration on the property.

Willow – Nevada, USA
 100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project and plans a drill program to test the resulting anomalies in 2012. During the nine months ended September 30, 2011, the Company incurred $259,549 of exploration costs on the property.

Other properties

(i) Caldera – Mexico
100% owned; Windstorm Resources Inc. has option to earn 60%

The Company has staked and acquired a 100% interest in the Caldera property.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results. A drill program was being considered for this property but it was decided to option to Windstorm Resources Inc. ("Windstorm"). To earn a 60% interest in the property, Windstorm will have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  During the nine months ended September 30, 2011, the Company incurred $252 in costs after recoveries on the property.

Windstorm completed a minimum 3,000-meter core drilling program on Caldera.  No significant values were intersected however further work is being contemplated as the data is under review.

(ii) San Carlos – Mexico
100% owned

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share. During the year ended December 31, 2010, these warrants expired unexercised.

Reconnaissance geological mapping and sampling undertaken in early 2009 produced further encouragement.  A news release describing the results is available at www.sedar.com. A drill program was completed on the property in the quarter ended June 30, 2010.  Copper gold mineralization was intersected but not in economic quantities.  During the nine months ended September 30, 2011, the Company incurred $56,149 of exploration costs, primarily on maintaining the property, all of which were written off to operations.

(iii) Nicoamen River – B.C., Canada
100% owned

The Company staked and acquired a 100% interest in the Nicoamen River property.  During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  Fairmont completed geological and geophysical (IP) surveys.  During the nine months ended September 30, 2011, Fairmont terminated its option on the property.

(iv) Merit – B.C., Canada
100% owned; Sunburst Explorations Inc. option to earn 60%

The Company staked and acquired a 100% interest in the Merit property.  During the period, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest in the Merit property.  Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.  Target definition work was completed by Sunburst in 2010 and drilling is expected in 2011.  Sunburst is currently applying for a TSX Venture Exchange listing.

(v) BP – Nevada, USA
100% owned

A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block in 2010. It covers an area of hydrothermal alteration, including extensive jasperoid development and clay alteration in shale units.  Preliminary sampling on this new property has found anomalous values in precious metals and pathfinder elements.  During the nine months ended September 30, 2011, the Company incurred $44,209 of costs to maintain the property.  In 2011 the Company completed a soil sampling survey on the project, the results of which are pending.  The Company plans a geophysical and geochemical exploration program in 2012 to define targets for drilling.

(vi) Paradise East – Nevada, USA
100% owned

The Company plans further target definition work for a possible drill program in 2012.

(vii) Tarsis – Mexico and Yukon (Canada)
14.95% through ownership of shares in Tarsis Resources Ltd.

The Company owns 4,100,000 common shares of Tarsis Resources Ltd. (“Tarsis”), representing 14.95% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis were issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issuance was completed.  Also, during the second quarter of 2008, the Company sold the Prospector Mountain copper silver gold prospect to Tarsis for $30,000, 100,000 common shares and a 2% net smelter royalty.

(viii) Viky – Mexico
100% owned

During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has reviewed the Apex work and considers the main target on the property remains untested. An induced polarization geophysical survey was completed in the first quarter of 2010 followed by a short diamond drill program.  This program intersected several narrow zone of copper mineralization. Further review of results will be necessary before planning further work.  During the nine months ended September 30, 2011, the Company incurred costs of $19,909 on the property, primarily on maintaining the property, all of which was written off to operations.

(ix) Yago – Mexico
100% owned

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block. Sampling at Carretara (also known as Gallo de Oro) produced encouraging results. During the nine months ended September 30, 2011, the Company entered into an agreement with G4G Resources Ltd. ("G4G").  To earn a 60% interest in the property, G4G will have to pay the Company $50,000, incur exploration expenditures of US$6,000,000 and issue 3,000,000 shares to the Company within five years. This agreement is subject to regulatory approval.  During the nine months ended September 30, 2011, the Company incurred costs of $69,507 on the property, primarily on maintaining the property.

(x) Bufa – Mexico
2% NSR

The Company staked and acquired a 100% interest in the Guadalupe claim. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”) to earn a 60% interest. Lincoln has to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years. In February 2010, the Company sold 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000). The Company retains a 2% NSR.

(xi) Matehuapil and Santa Isabela – Mexico
100% owned; Golden Minerals Company options to earn 60%

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013.  Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”). In 2010 Golden Minerals completed a preliminary diamond drilling program on the project. No significant assays were intersected.

(xii) Tropico – Mexico
2% NSR in a 40% joint venture with Santoy Resources Ltd.

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena had to incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 31, 2011 and amended October 31, 2011.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile. There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices
The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The prices of other metals and mineral products that the Company may explore have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At November 14, 2011 there were 5,515,000 stock options and 1,180,500 warrants outstanding. Directors and officers hold 4,510,000 of the options and 1,005,000 are held by employees and consultants of the Company.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Long-lived Assets

The Company completed an impairment analysis as at September 30, 2011 which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”.

Management concluded that no impairment charge was required because:
•	there have been no significant changes in the legal factors or climate that affects the value of the properties;
•	all property rights remain in good standing;
•	the recent increase in various commodities including gold and copper;
•	exploration results continue to be positive for its properties;
•	the Company intends to continue its exploration and development plans on its various properties; and
•	optionees and joint venture partners intend to continue their exploration and development plans on the properties.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $	Sep 11 Quarter	Jun 11 Quarter	Mar 11 Quarter	Dec 10 Quarter	Sep 10 Quarter	Jun 10 Quarter	Mar 10 Quarter	Dec 09 Quarter (Restated)

	$	$	$	$	$	$	$	$
Total revenue	59,075	86,317	40,141	73,284	18,412	76,745	65,434	138,892
Net income (loss)	3,127,011	(4,944,663)	(842,834)	(1,189,874)	(1,268,202)	(1,333,463)	326,887	(877,125)
Income (loss) per share – basic and diluted	0.05	(0.08)	(0.02)	(0.02)	(0.03)	(0.03)	0.01	(0.02)
Income on mineral property options	4,127,166	-	-	15,000	153,483	-	1,754,948	25,806
Write-down of interests in mineral properties	55,146	57,738	128,495	14,146	113,692	539,285	58,828	102,204
Recovery in value of mineral properties	-	-	-	(84,323)	-	-	-	-
Share-based compensation	434,000	4,384,800	60,300	451,500	717,400	176,100	763,800	67,500
Working capital	21,480,759	29,693,333	27,697,171	29,187,035	20,963,765	14,662,485	15,132,186	14,529,582
Total assets	43,528,724	40,013,243	36,356,062	36,343,355	36,420,761	26,492,849	26,660,600	25,659,423
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of operations for the three months ended September 30, 2011 compared to the three months ended September 30, 2010

For the quarter ended September 30, 2011, the Company recorded income of $3,127,011 or $0.05 per share (2010 – loss of $1,268,202 or $0.03 net loss per share).  The income in the current quarter is primarily due to the sale of the Elk property.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended September 30, 2011, revenue consisted of interest and other income from office rental and contract exploration services provided to third parties.  During the quarter ended September 30, 2010, revenue consisted of interest and other income from office rental.

General and administrative expenses were $456,936 in the third quarter of 2011 (2010 - $281,992).  The Company participated in the Agora Financial Investment Symposium in Vancouver and the Precious Metals Summit 2011 in Colorado.  The Company continued to retain Michael S. Fulp for website sponsorship.

General exploration expenses of $185,105 were incurred in the third quarter of 2011 (2010 - $156,136) with the Company focusing more on property work. These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended September 30, 2011 include income on mineral property options and share-based payments on the grant of stock options.  Significant non-cash items in the quarter ended September 30, 2010 include the share-based payments recognized for stock options granted and income on mineral property options.

Results of operations for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

For the nine months ended September 30, 2011, the Company recorded a net loss of $2,660,486 or $0.05 loss per share (2010 – loss of $2,339,778 or $0.05 loss per share).  Included in the net loss in the current period is the non-cash expense of share-based payments recognized for stock options granted and an increase in general and administrative expenses offset by income on mineral property options.

Because the Company is an exploration company, it has no revenue from mining operations.  During the nine months ended September 30, 2011, revenue consisted of interest and other income from office rental and contract exploration services provided to third parties.  During the nine months ended September 30, 2010, revenue consisted primarily of other income from contract exploration services provided to third parties.

General and administrative expenses were $1,396,719 in the nine months ended September 30, 2011 (2010 - $1,010,475).  The most significant increase is in travel and promotion with the Company participating in the Agora Financial Investment Symposium in Vancouver, the Precious Metals Summit 2011 in Colorado, the Prospectors and Developers Association Conference in Toronto and the World Resource Investment Conference in Vancouver. The Chairman and CEO made presentations to potential investors in New York, Los Angeles and Minneapolis.  The Chairman also made presentations to potential investors in London and Paris. The Company retained Casey Research for a sponsored profile on the Kitco Casey website and continues to retain Michael S. Fulp for website sponsorship. Director’s fees totaling $33,000 were paid during both nine month periods ended September 30, 2011 and 2010.

General exploration expenses of $663,482 were incurred in the nine months ended September 30, 2011 (2010 - $479,749). These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the nine months ended September 30, 2011 include income on mineral property options and share-based payments on the grant of stock options.  Significant non-cash items in the nine months ended September 30, 2010 include income on mineral property options, share-based payments and the write-down of interests in mineral properties which fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

Liquidity and Capital Resources

At September 30, 2011, the Company had working capital of $21,480,759 including cash and cash equivalents of $19,974,205 compared to working capital of $29,187,035 including cash and cash equivalents of $16,087,832 and a short term investment of $2,000,000 at year ended December 31, 2010.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2011 was $2,671,120 or $2,396,352 above book value as presented in the financial statements.

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the nine months ended September 30, 2011, the Company incurred a net loss of $2,660,486 (2010 – $2,339,778).  The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, generate positive cash flows, and ultimately the achievement of profitable operations.

The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the next few years.  The Company has no long-term debt.

Cash used in operations during the quarter ended September 30, 2011 was $687,020 (2010 – cash from operations of $759,239), after adjusting for non-cash activities. Significant non-cash items in the current quarter include income on mineral property options and share-based payments. Significant non-cash items in the comparable quarter include share-based compensation and accounts payable.

Cash from investing activities during the third quarter of 2011 was $1,471,058 (2010 – cash used of $4,439,130).  Significant items include net expenditures on mineral property interests of $1,460,020 (2010 - $2,298,908) and net proceeds from mineral properties of $2,933,750 (2010 - $Nil).  Significant investments made in mineral properties include drilling on the Tuligtic property in Mexico ($1,475,112). Significant items during the third quarter of 2010 include net expenditures on mineral property interests of $2,298,908 and $2,000,000 short-term investment.  Significant investments made in mineral properties include the drill program on the Elk property in BC ($1,370,391) and the staking of additional claims and drilling on the Tuligtic property in Mexico ($728,210).  Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off.

During the quarter ended September 30, 2011, the Company received a total of $269,900 on the exercise of 135,000 stock options.  During the quarter ended September 30, 2010, $9,079,840 was received net of share issue costs on the closing of a private placement financing of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share and the exercise of options and warrants.

Cash used in operations during the nine months ended September 30, 2011 was $2,038,179 (2010 – $23,997), after adjusting for non-cash activities. Significant non-cash items in the current period include income on mineral property options and share-based payments.  Significant non-cash items in the comparable period include the income on mineral property options, share-based compensation and the write-down of mineral property interests.

Cash from investing activities during the nine months ended September 30, 2011 was $340,310 (2010 – cash used of $5,823,065).  Significant items include net expenditures on mineral property interests of $4,505,322 (2010 - $3,875,409) and the maturing of a short-term investment of $2,000,000 (2010 – purchase of short-term investment of $2,000,000). Significant investments made in mineral properties include drilling on the Tuligtic property in Mexico ($3,625,371).  Significant investments made in mineral properties in the comparable nine month period include camp construction and a drill program on the Elk property in BC ($1,825,989), the staking of additional claims and drilling on the Tuligtic property in Mexico ($789,822), a drill program on the ATW diamond property in the Northwest Territories ($209,190) and drill programs undertaken on the San Carlos property ($254,158) and Viky property ($290,784) in Mexico.

During the nine months ended September 30, 2011, the Company received a total of $5,584,242 net of share issue costs on closing a private placement financing of 100,000 common flow-through shares at a price of $4.00 per share, $4,922,900 on the exercise of 2,030,000 stock options and $280,599 on the exercise of 300,999 warrants.  During the nine months ended September 30, 2010, $10,544,841 was received net of share issue costs on closing several private placement financings and the exercise of options and warrants.  One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker’s warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement.

Management estimates that the current cash position and future cash flows from warrants and options and potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans through 2011 and beyond.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2010	55,500,822	$62,853,930
September 30, 2011	57,931,821	$71,120,942
November 14, 2011	57,941,821	$71,146,442

Share issuances during the nine months ended September 30, 2011:

The Company issued 100,000 common flow-through shares on February 24, 2011 on a private placement basis at a price of $4.00 per share.

The following table summarizes information about warrants outstanding at November 14, 2011:

Expiry date	Exercise price	Dec 31, 2010	Granted	Exercised	Expired/ Cancelled	Nov 14, 2011
December 17, 2011	$ 0.86	236,000	-	(236,000)	-	-
December 17, 2011	$ 1.40	1,180,500	-	-	-	1,180,500
March 16, 2011	$ 1.25	40,000	-	(40,000)	-	-
June 29, 2011	$ 1.20	24,999	-	(24,999)	-	-
		1,481,499	-	(300,999)	-	1,180,500
Weighted average
exercise price		$ 1.30	-	$ 0.91	-	$ 1.40

During the nine months ended September 30, 2011 the Company received $280,599 on the exercise of 300,999 warrants.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 10(d) to the consolidated interim financial statements.

During the nine months ended September 30, 2011, the Company granted 45,000 stock options at an exercise price of $3.90 per share expiring March 25, 2012, 2,320,000 stock options at an exercise price of $3.29 per share expiring June 8, 2016 and 200,000 stock options at an exercise price of $2.93 per share expiring August 15, 2016.

The following table summarizes information about stock options outstanding at November 14, 2011:

Expiry date	Exercise price	Dec 31, 2010	Granted	Exercised	Expired/ Cancelled	Nov 14, 2011
July 6, 2011	$ 2.50	1,695,000	-	(1,695,000)	-	-
November 22, 2011	$ 2.73	100,000	-	-	(60,000)	40,000
March 25, 2012	$ 3.90	-	45,000	-	-	45,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	(50,000)	-	-
December 13, 2012	$ 4.30	25,000	-	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	125,000	-	-	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	1,090,000	-	(50,000)	-	1,040,000
April 7, 2015 June 21, 2015	$ 0.94 $ 1.00	35,000 240,000	- -	(35,000) -	- -	- 240,000
July 16, 2015	$ 0.92	200,000	-	-	-	200,000
August 27, 2015	$ 2.22	355,000	-	(150,000)	-	205,000
September 20, 2015	$ 2.67	100,000	-	-	-	100,000
November 22, 2015	$ 2.73	175,000	-	(50,000)	-	125,000
June 8, 2016	$ 3.29	-	2,320,000	-	-	2,320,000
August 15, 2016	$ 2.93	-	200,000	-	-	200,000
November 1, 2012	$ 2.72	-	60,000	-	-	60,000
Options outstanding and exercisable		4,980,000	2,625,000	(2,030,000)	(60,000)	5,515,000

Weighted average
exercise price		$ 1.95	$ 3.04	$ 2.43	-	$ 2.39

During the nine months ended September 30, 2011 the Company received $4,922,900 on the exercise of 2,030,000 options.

As of date of this MD&A, there were 57,941,821 common shares issued and outstanding and 64,637,321 common shares outstanding on a diluted basis.

As at September 30, 2011, the deficit is $36,830,793 (December 31, 2010 - $34,170,307). The increase is the result of the net loss of $2,660,486 for the nine months ended September 30, 2011.

Environmental Provisions

None.
Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company entered into a contract with its Chairman for remuneration of $206,250 annually (amended) for two years, renewable for two additional successive terms of 24 months. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at September 30, 2011 for each period.

	2011	2012	2013	2014	2015	Total

Office lease	$16,750	$67,000	$67,000	$75,000	$81,000	$306,750
Executive contracts	$103,125	$206,250	-	-	-	$309,375

Proposed Transactions

-	See Subsequent Events note on page 23.

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President-Mining.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Salaries and short-term employee benefits	$ 121,898	$ 118,418	$ 451,398	$ 359,081
Share based compensation	108,500	327,000	2,329,250	935,250
Directors’ fees	-	-	33,000	33,000
	$ 230,398	$ 445,418	$ 2,813,648	$ 1,327,331

(b)	Other related party transactions

i)  Tarsis Resources Ltd. (“Tarsis”)

Tarsis has a Director, Gerald Carlson, and an officer, Mark T. Brown, the Company’s former Chief Financial Officer and now a director, in common with Almaden, and Almaden owns 14.95% of Tarsis’s common shares (see Consolidated Interim Financial Statements Note 7).

During the nine months ended September 30, 2011, the Company charged Tarsis $59,830 (2010 - $39,979) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. At September 30, 2011, Tarsis owed the Company $24,609 (2010 - $13,922).

ii)  Gold Mountain Mining Corporation (“Gold Mountain”)

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 44.7% of Gold Mountain’s common shares (See Note 7).

During the nine months ended September 30, 2011, the Company charged Gold Mountain $271,602 (2010 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. At September 30, 2011, Gold Mountain owed the Company $271,602 (2010 - $Nil).

iii) Windstorm Resources Ltd. (“Windstorm”)

Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

iv) ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

Financial Instruments

The fair values of the Company’s accounts receivable, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $47,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s HST and VAT receivable consist primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)       Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $200,000.

(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $27,000.

(e)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$19,974,205	$-	$-	$19,974,205
Marketable securities	795,930	-	-	795,930
Short-term investment	-	-	-	-
	$20,770,135	$-	$-	$20,770,135

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets. In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

Caballo Blanco property

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (Note 9(d)).

Significant Accounting Judgments and Estimates

The preparation of these consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Consolidated Interim Financial Statements Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Tarsis Resources Ltd. (“Tarsis”), the common directors and management between Tarsis and the Company and the intercompany transactions and relationship with Tarsis and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated interim statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated interim statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated interim statement of financial position and the related depreciation included in the consolidated interim statement of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the consolidated interim statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated interim statement of comprehensive loss;
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2010;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated interim statement of financial position;
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated interim statement of financial position; and
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable.

Changes in Accounting Policy

Certain new standards, amendments to standards and interpretations have been issued.  These standards have been assessed not to have a significant impact on the Company’s financial statements.

●	IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;
●	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement, effective for accounting periods commencing on or after January 1, 2011;
●	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2011 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

●	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013 with a proposal to defer the effective date to January 1, 2015;
●	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
●	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2011, as required by Canadian securities law.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of September 30, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls over Financial Reporting

Changes in Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  As of September 30, 2011, the Company’s internal control over financial reporting was effective.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
James E. McInnes, LLB
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, C.A.

Audit Committee members:
Gerald Carlson, Ph.D, P.Eng
James E. McInnes, LLB
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, C.A. – Chief Financial Officer
Dione Bitzer, CMA – Controller & Secretary